SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Noble Corporation plc
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G65431101
(CUSIP Number)

Brian Meyer

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

(212) 599-0090

Marc Weingarten, Esq.

David E. Rosewater, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65431101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G65431101	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Fir Tree, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.4%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. G65431101	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 2, 2014 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed on October 17, 2014 ("Amendment No. 1", and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of Noble Corporation plc, a public limited company incorporated in England and Wales (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 5 and 6 as set forth below. This is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $162,205,688 (including brokerage commissions) in the aggregate to acquire the Ordinary Shares reported in this Schedule 13D.

The source of the funds used to acquire the Ordinary Shares reported herein is the working capital of Fir Tree Value for the Ordinary Shares held by it, and margin borrowings described in the following sentence. Such Ordinary Shares are held by Fir Tree Value in commingled margin accounts, which may extend margin credit to Fir Tree Value from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.

Item 5.		INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of Ordinary Shares to which this Schedule 13D relates is 6,154,958 Ordinary Shares (consisting of 4,154,958 Ordinary Shares and call options to purchase 2,000,000 Ordinary Shares), constituting approximately 2.4% of the Issuer’s currently outstanding Ordinary Shares. The aggregate number and percentage of Ordinary Shares reported herein are based upon the 252,258,871 Ordinary Shares outstanding as of October 31, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2014.

(i)	Fir Tree
	(a)	As of the date hereof, Fir Tree may be deemed the beneficial owner of 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares).
Percentage: Approximately 2.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares)

CUSIP No. G65431101	SCHEDULE 13D/A	Page 5 of 6 Pages

(ii)	Fir Tree Value:
	(a)	As of the date hereof, Fir Tree Value may be deemed the beneficial owner of 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares)
Percentage: Approximately 2.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,154,958 Ordinary Shares (including call options to purchase 2,000,000 Ordinary Shares)

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree and the general partner of Fir Tree Value have no beneficial ownership of Ordinary Shares separate from the beneficial ownership held by the Reporting Persons.

(b) Fir Tree, as the investment manager to Fir Tree Value, has the shared power to vote or direct the voting, and to dispose or direct the disposition of, the 6,154,958 Ordinary Shares beneficially owned by Fir Tree Value.

(c) Information concerning transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) December 16, 2014

Item 6.		CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Fir Tree Value owns American-style call options on an aggregate of 2,000,000 Ordinary Shares with a strike price of $25.00 and an expiration date of January 15, 2016.

Other than as previously disclosed in the Schedule 13D and the options, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. G65431101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2014

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

FIR TREE VALUE MASTER FUND, LP

By	FIR TREE INC., its Manager

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

Schedule B

Transaction History of the Reporting Persons with respect to the Ordinary Shares

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares that were effectuated by the Reporting Persons during the past 60 days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effectuated in the open market through a broker and all prices include brokerage commissions.

Fir Tree Value

Trade Date	Type of Security	Ordinary Shares Purchased (Sold)	Price Per Share ($)

12/1/2014	Ordinary Shares	(506,300)	17.7578
12/2/2014	Ordinary Shares	(311,910)	17.9652
12/3/2014	Ordinary Shares	(69,115)	17.4795
12/18/2014	Ordinary Shares	(1,000,000)	16.8834
12/19/2014	Ordinary Shares	(1,250,000)	17.5899